Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

KEY MESSAGES

1.	The combination of Time Warner and AT&T creates a unique company with complementary assets to thrive in the converged digital media and communications industry of tomorrow where key drivers of success will include:

a.	Broad, flexible rights to premium content.

b.	Customer relationships, robust insights.

c.	Fully integrated customer experiences – from content to distribution on any screen.

2.	Time Warner’s world-class ability to attract and sustain audiences with premium content … together with AT&T’s leading reach in TV, mobile and broadband and direct customer relationships and insights … … is a powerful combination.

a.	Underlying each of these assets are opportunities for the combined company to deliver an improved customer experience and to better monetize advertising around content.

b.	The combined company will be positioned to:

i.	Adapt our world-class premium content subscription service for access in a mobile world, in the U.S. and international reach.

ii.	Expand distribution options to disrupt traditional models by making content available on every device and innovating with more ad-supported content.

iii.	Apply customer insights to improve the effectiveness of addressable advertising and inform content development.

c.	This deal is a perfect fit for both companies and comes at a time when the media and communications industries are converging and customers want to view premium content on any device, anywhere.

d.	Together, AT&T and Time Warner will be able redefine the future of video entertainment and help drive innovation – from new content and distribution to new advertising and subscription models – to give audiences more choices & better value.

e.	We’ll still have big screen TVs at home, but wide-scale mobile video viewing is what customers want. As a single company, we are uniquely positioned to deliver on this mobile experience, and disrupt the traditional entertainment model by pushing the boundaries on mobile content availability for the benefit of customers.

3.	This the next natural step in AT&T’s strategy to build the world’s premier integrated communications company.

a.	We’ve been actively investing in this integrated company strategy since 2012.

b.	It started with Project VIP when we aggressively stepped up our investment in building out our high-speed mobile and broadband networks across the United States.

c.	Knowing that consumer mobile Internet usage – particularly video — would continue to expand rapidly, we invested aggressively in buying more spectrum to support mobile demand.

d.	Then last year we became the world’s largest pay TV distributor with our DIRECTV acquisition. Our scale in content distribution – 37.8 million TV subscribers in the U.S. and throughout Latin America; 144 million mobile customers in the U.S. and Mexico; and more than 15 million U.S. broadband subscribers — provides the foundation for us to now become a leader in content creation and aggregation.

e.	Acquiring Time Warner – a global leader in media and entertainment with iconic brands — is the next logical step in our strategy to provide fully-integrated, multi-platform video products to our customers. Owning content provides increased flexibility in executing our strategy and positions us well to thrive in an ever-evolving industry landscape.

f.	This combination creates an integrated company with scaled complementary capabilities and superior economics — from content creation and aggregation to content distribution.

g.	With nationwide TV, nationwide mobile, a strong broadband presence and now, one of the world’s premier content companies, we’re uniquely positioned to redefine the future of video entertainment and drive innovation throughout the video ecosystem, all of which will give customers more choices and better value.

4.	The acquisition is expected to provide AT&T with significant financial benefits:

a.	Accretive in the first year after close on both an adjusted EPS and free cash flow per share basis.

b.	Improves AT&T’s dividend coverage.

c.	$1B in annual run rate cost synergies within 3 years of the deal closing, primarily driven by corporate and procurement expenditures.

d.	By the end of the first year after close, AT&T expects net debt to adjusted EBITDA to be in the 2.5x range.

e.	AT&T expects to continue to maintain a strong balance sheet following the transaction close and is committed to maintaining strong investment-grade credit metrics.

f.	Enhances AT&T’s revenue and EBITDA growth profile.

g.	Time Warner expected to provide AT&T with significant diversification benefits:

i.	Expected diversified Revenue Mix – Time Warner will represent about 15% of the combined company’s revenues, offering diversification from content and from outside the United States, including Latin America, where AT&T is the leading pay TV distributor.

ii.	Lower Capital Intensity – Time Warner’s business requires little in capital expenditures as a percentage of revenues, which helps balance the higher capital intensity of AT&T’s existing business.

iii.	Regulation – Time Warner’s business is lightly regulated, compared to some of AT&T’s businesses

5.	We spent a lot of time evaluating this business … and it became clear that the market has overdone it with concerns about media company valuations.

a.	We see a lot of upside … and we believe other players were seeing the same thing.

b.	We quickly saw Time Warner not only as the best media company out there, but it was the most actionable for any potential acquirer.

c.	That’s why we paid Time Warner the premium we did … to get in first before other potential buyers.

6.	When you combine our two companies, you get something really special – with significant synergies and immediate financial benefits.

a.	And the timing couldn’t be better, given the low interest rate environment and the strong growth in AT&T’s share price over the past year.

7.	Time Warner is one of the world’s leading media and entertainment companies with an outstanding leadership team, a great portfolio of content creation and aggregation, and iconic brands across video programming and TV/film production.

a.	Turner has some of the top-rated basic cable networks[1] — TNT, TBS and Cartoon Network/Adult Swim.

i.	Turner’s sports rights (NBA, March Madness, MLB) with AT&T’s rights to the NFL Sunday Ticket will create a strong sports programming portfolio. And Turner has valuable digital assets with Bleacher Report and CNN.com.

b.	HBO is the #1 global premium cable network — producing hit shows like Game of Thrones, VEEP for its HBO and CINEMAX networks.

c.	Warner Bros. has the largest film and TV studio in the world, with hits like Harry Potter, The Voice and American Sniper, and one of the most vast and valuable entertainment libraries around.

d.	Owning Time Warner’s content facilitates AT&T’s pursuit of more flexible OTT and mobile rights and improves our position in OTT/digital media (for example, HBO Now, Bleacher Report).

e.	Given AT&T’s leading mobile network, the combined company will disrupt the traditional entertainment model and push the boundaries on mobile content availability for the benefit of customers.

8.	The combined company expected to deliver significant benefits to customers.

a.	The new company will be a stronger competitive alternative to cable and other video services (like Netflix) and will provide greater value and choices for customers.

b.	Owning content rights and a nationwide mobile business will allow AT&T to tailor content for mobile viewing and expand content distribution and choices for customers. It will allow AT&T to innovate with new forms of original content built for mobile and new social features, which builds on AT&T’s launch of its new OTT service DIRECTV NOW.

[1]	The other two basic cable networks ranked in the Top 5 are ESPN and Fox.

c.	Owning content rights and a nationwide mobile business will allow AT&T to innovate and accelerate the development of new over-the-top and on-demand video options for customers, particularly with content on mobile devices.

d.	Owning content will help AT&T innovate on new advertising models which, combined with subscriptions, will help pay for the cost of content creation. This two-sided business model – advertising- and subscription-based – gives customers the largest amount of premium content at the best value.

e.	Owning the rights to Time Warner’s premium content will enhance AT&T’s ability to offer customers access to all the episodes and seasons of their favorite content on any device.

f.	We’ll be able to provide customers with unique, behind-the-scenes content and webisodes to enhance their traditional TV viewing experience. And we’ll make it easy for customers to interact with the content and integrate it with other content, such as their own personalized images or commentary, and then share it on social media platforms.

g.	Overall, the combined company will be able to deliver a better customer experience through improved and enhance content, data, distribution and technology.

h.	The combined company will help build a new online video ecosystem featuring greater innovation for all viewing platforms, as well as high-end content optimized for mobile devices.

i.	The combined company will be able to make more efficient use of customer insights: to deliver more relevant, effective and valuable advertising, to innovate with new ad, subscription and video formats, and to inform content creation.

j.	The deal creates significant advertising opportunities for the combined company.

i.	Offer a larger inventory of advertising across multiple platforms – TV, mobile and broadband.

ii.	Perfect addressable addressing models for ad-supported content at scale.

iii.	Expand addressable advertising – using non-identifiable customer insights across its TV, mobile and broadband platforms — to deliver more relevant ads to people consuming premium content on any device, inside or outside their home.

1.	Addressable advertising is more effective and more valuable on a cost per million people reached basis, which will create more opportunities for advertising innovation, including potentially even reducing the number of ads per show.

iv.	The combined company will be able to innovate on new digital ad formats for TV everywhere viewing.

k.	Customer insights provide for better-informed content creation.

i.	The combined company will be able to use extensive, non-identifiable insights from its TV, mobile and broadband customers to improve the efficiency of content development and drive innovation in developing content better tailored to what specific audience segments want to watch — when, where and on which device.

ii.	The insights will improve pricing, scheduling and packaging decisions in distribution and content resale.

l.	Increasing the value of Time Warner’s content

i.	The combined company will develop a world-class premium content subscription service with broad U.S. and international reach. This complements AT&T’s leadership in pay TV distribution in Latin America.

ii.	Expand distribution options to disrupt traditional models by making content available on every device through innovative monetization alternatives.

iii.	The company will be able to capitalize on the fixed costs of content creation and content ownership to create innovative subscription and advertising models, and new formats that traditional programmers have been reluctant to adopt, particularly for mobile-first content.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.